Copa Holdings Secures Financing for Purchase of Boeing 737-800 Aircraft

J.P. Morgan will provide Ex-Im guaranteed financing for 5 aircraft delivering in 2011

PANAMA CITY, April 14, 2011 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today announced that J.P. Morgan has been mandated by Copa Airlines to provide Export-Import Bank of the United States (Ex-Im Bank) guaranteed funding for five 737-800 aircraft scheduled to deliver in 2011.

The Facility, totaling US$178.5 million, includes 12-year financing terms at very competitive rates and will finance all direct Boeing purchases scheduled for delivery to Copa Airlines in 2011. J.P. Morgan will act as the sole arranger and facility agent for the Term Loan Facility, which is available on delivery of the Aircraft on either a floating or fixed rate basis. COPA will also have the option to effect a conversion, subject to Ex-Im Bank's approval, of the floating rate term facility into a fixed rate term facility.

"We are very pleased with J.P. Morgan's support in securing our 2011 aircraft financing needs under very competitive terms. These five 737-800s will play an important role in our future growth plans", commented Victor Vial, CFO of Copa Holdings.

"As the market leader in providing Ex-Im Bank financing to the airline sector, we are proud to support Copa with their expansion initiatives," said Dani Cotti, global trade executive, J.P. Morgan Treasury Services.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 52 destinations in 25 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 66 aircraft: 40 Boeing 737NG aircraft and 26 EMBRAER-190s.

For more information visitwww.copaair.com.

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CONTACT: Joseph Putaturo, +507-304-2677